JETT CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

JETT CAPITAL ADVISORS, LLC
CONTENTS
AS OF DECEMBER 31, 2025



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Jett Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jett Capital Advisors, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Jett Capital Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Jett Capital Advisors, LLC's management. Our responsibility is to express an opinion on Jett Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Jett Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Jett Capital Advisors, LLC's auditor since 2023.
Assurance Dimensions, LLC
Coral Springs, Florida
March 26, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

JETT CAPITAL ADVISORS, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS:

Cash	$ 9,458,473
Due from broker	16,167
TOTAL ASSETS	$ 9,474,640

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 3,097,147
Due to parent	131,097
TOTAL LIABILITIES	3,228,244
Commitments and Contingencies (Note 7)	
Member's Equity	6,246,396
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,474,640

2

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business Activity

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission ('SEC') and is a member of the Financial Industry Regulatory Authority ('FINRA'). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirement s are not required.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company's financial instruments consist of cash, due from broker, accounts payable and accrued expenses and due to parent. The fair value of cash is based upon the bank balance at December 31, 2025. The fair value of due from broker, accounts payable and accrued expenses and due to parent is estimated by management to approximate their carrying value at December 31, 2025.

Note 2 - <u>**Summary of Significant Accounting Policies (continued)**</u>

<u>Income Taxes</u>

ASC Topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. There were no cash equivalents at December 31, 2025.

<u>Due from Brokers</u>

The Company from time to time has cash at brokers. At December 31, 2025, this amounted to $16,167.

<u>Concentration of Credit Risk</u>

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2025, the Company exceeded the limit by $9,203,592.

<u>Credit Losses</u>

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified due from broker as in scope for consideration under ASC Topic 326. The Company did not record an allowance for credit losses at December 31, 2025.

Note 3 - <u>Net Capital Requirements</u>

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $6,246,396, which was $6,031,179 in excess of its minimum net capital requirement of $215,216. The ratio of aggregate indebtedness to net capital is .5168 to 1.

Note 4 - <u>Income Taxes</u>

The Company is an LLC, wholly owned by JCAH and files consolidated federal and state with its only member, its Parent, and as a result is a "disregarded entity" for Federal and State income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company also files a consolidated tax return with its Parent who is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return separate from the Parent and tax payments, if any, are paid to its Parent for its proportionate share of taxes.

U.S. GAAP requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax provisions are more likely than not of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2025.

The Company's 2022 to 2024 tax years remain subject to tax examinations by major tax jurisdictions.

Note 5 - <u>Related Party Transactions</u>

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014, whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"); and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

Note 5 -   <u>Related Party Transactions (continued)</u>

All expenses related to the business of the Company.

Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including the NYUBCT, as more fully described in Note 4. No expenses were paid by JCAH on behalf of the Company during the year ended December 31, 2025.

This agreement can be terminated by either party with six month's written notice.

JCAH entered into an office lease which commenced on June 1, 2018 for a period of six and one-half six years terminating November 30, 2023. Commencing December 8, 2023, JCAH entered into an amendment to extend the lease for a period of seven years and eight months expiring August 7, 2031. The Company uses that space and makes the payments on behalf of JCAH as part of the agreement with JCAH. At December 31, 2025, the Company owed JCAH $131,097 shown as due to parent on the statement of financial condition.

Note 6 -   <u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3) , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

Note 7 -   <u>Commitments, Contingencies and Indemnifications</u>

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 8   -   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through March 26, 2026 the date of issuance of these financial statements.

Subsequent to December 31, 2025, the Company entered into a settlement agreement that resulted in proceeds of $875,000, which were received in January 2026. As the settlement was executed after year end, no gain has been recognized in the 2025 financial statements.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.